2021 Notice of annual general meeting The annual general meeting of Rio Tinto Limited will be held at 1:00pm (AWST) on Thursday, 6 May 2021 at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. This document is important and requires your immediate attention. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately. If you are unable to attend the annual general meeting, you can participate in the meeting online. Further information will be made available at www.riotinto.com/ invest/shareholder-information/annual-general-meetings Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 7, 360 Collins Street Melbourne Victoria 3000 Exhibit 99.3

Dear shareholders, I am pleased to invite you to Rio Tinto Limited’s annual general meeting, which will be held at 1:00pm (AWST) on Thursday, 6 May 2021 at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. This notice of meeting describes the business that will be proposed and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to consider with shareholders the performance of the Group. Please note that only shareholders, proxy holders and corporate representatives in attendance at the meeting will be eligible to ask questions of the directors. Those shareholders who are unable to attend the meeting in person can participate online. In January 2021, Jakob Stausholm was appointed Chief Executive. Jakob’s collaborative leadership style, strong values and personal commitment to the role of business in promoting sustainability made him the ideal choice to lead us forward. I am delighted that Jakob has moved quickly to announce his new Executive team and to identify his priorities for the Group, focused on becoming the best operator, having impeccable environmental, social and governance (ESG) credentials, excelling in development, and improving the Group’s social licence by rebuilding trust – particularly in Australia. During 2020, we also welcomed three new non-executive directors: Hinda Gharbi, Jennifer Nason and Ngaire Woods. The Board has already benefited from their insights and expertise in natural resources, finance, technology, governance, public policy, diversity and inclusion. I would like to thank David Constable for his significant contribution to Rio Tinto. David stepped down as a non-executive director in December 2020 to concentrate on his appointment as the chief executive of Fluor Corporation. After careful consideration following significant surgery in February, Michael L’Estrange will also be retiring at the conclusion of the 2021 annual general meetings. The entire Board wishes Michael a full and speedy recovery and will greatly miss his insights and wise counsel. A search for their replacements is underway as we seek to ensure appropriate representation on the Board from our key countries of operation. As announced on 3 March 2021, while I will be seeking re-election this year, I have decided not to stand for re-election at the 2022 annual general meetings. I am proud of Rio Tinto’s achievements in 2020, including our outstanding response to the COVID-19 pandemic, a second successive fatality-free year, significant progress with our climate change strategy, and strong shareholder returns. However, these successes were overshadowed by the destruction of the Juukan Gorge rock shelters at the Brockman 4 operations in Australia and, as Chairman, I am ultimately accountable for the failings that led to this tragic event. In standing for re-election this year my intention is to provide an important period of stability and support for Jakob and the new executive team ahead of the AGMs in 2022. This will also allow an orderly process for the appointment of our new Chair and other key Board members. Sam Laidlaw and Simon McKeon, as senior independent directors of Rio Tinto plc and Rio Tinto Limited respectively, will now jointly lead the search for my successor as Chair. This year, the business of the meeting will include a number of resolutions relating to remuneration. The first is the approval of the Remuneration Policy (the Policy), set out on pages 152-158 of the 2020 Annual Report (resolution 2). The current policy was approved by shareholders at the 2018 annual general meeting and is now due for renewal. The Policy sets out the Group’s new policy on remuneration and potential payments to directors going forward. It seeks to simplify a number of aspects and align others more closely with shareholder and broader stakeholder expectations. A key change proposed to our current Policy is the introduction of ESG measures into the short-term incentive plan by reclassifying half of the individual performance component. The ESG measures represent a package of targets related to our climate change initiatives, diversity and inclusion metrics, as well as governance of our cultural heritage management and other risk-related areas. In addition to the Policy, we have the annual remuneration related resolutions relating to the approval of the Directors’ 2020 Remuneration Report (resolutions 3 and 4) in accordance with UK and Australian law respectively. Finally, we are seeking shareholder approval to renew the Rio Tinto Global Employee Share Plan (myShare) (resolution 17), which has been in place since 2012. The plan has been instrumental in promoting employee share ownership and engagement and is an important part of our employee value proposition (EVP). Participation globally stands at around 50%, with high levels of participation especially in developing countries such as Mongolia and South Africa. The purpose of the resolution is to renew myShare for another ten-year term and make largely minor changes to the rules to update statutory references and aid the plan’s administration. As part of the renewal we are seeking to increase the annual participation limit per employee, which has remained unchanged since the plan was put in place in 2012, by 5%. Your directors are unanimously of the opinion that all of the resolutions proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of all of the resolutions, except resolution 17 in relation to which, in accordance with corporate governance best practice, the directors are not permitted to make a recommendation. Please refer to the explanatory notes for further information regarding this. If you are unable to attend the meeting to vote in person, please complete and submit your proxy form by no later than 1:00pm (AWST) on Tuesday, 4 May 2021 in line with the instructions on page 5. Submitting a proxy form will ensure your vote is recorded but does not prevent you from attending and voting at the meeting itself, if you would like to do so. Alternatively, shareholders who are unable to attend in person can participate in the meeting, ask questions and vote in real time online. The meeting will also be webcast live. Further information on online participation is set out on page 6. In the lead up to the annual general meeting, we will be closely monitoring the evolving COVID-19 situation in Australia. If it becomes necessary or appropriate to make alternative arrangements for the holding of the meeting, we will ensure that shareholders are given as much notice as possible. Further information will be made available at www.riotinto.com/invest/ shareholder-information/annual-general-meetings. The corresponding Rio Tinto plc annual general meeting is expected take place in London on Friday, 9 April 2021. The overall result of the votes from both meetings on resolutions 1 to 17 (inclusive), along with the results of the vote on resolution18 at the Rio Tinto Limited annual general meeting, will be announced to the relevant stock exchanges and posted on our website after the end of the Rio Tinto Limited annual general meeting. We look forward to your participation at the annual general meeting and thank you for your continued support. Yours sincerely Simon Thompson Chairman 8 March 2021 2 Notice of annual general meeting 2021 | riotinto.com Letter from the Chairman Letter from the Chairman

Notice is given that the annual general meeting of Rio Tinto Limited (the company) will be held at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia at 1:00pm (AWST) on Thursday, 6 May 2021, for the following purposes: Resolution 1 Receipt of the 2020 Annual Report To receive the financial statements, strategic report and the reports of the directors and auditors for the year ended 31 December 2020. Resolution 2 Approval of the Remuneration Policy To approve the Remuneration Policy set out in the 2020 Annual Report on pages 152-158, such policy to take effect immediately after the conclusion of the annual general meeting. This resolution is binding, and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2020, as set out in the 2020 Annual Report on pages 140-143 and 159-185, comprising the Annual Statement by the Remuneration Committee Chairman and the Implementation Report (together, the Implementation Report). This resolution is advisory, and is required for UK law purposes. Resolution 4 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2020, as set out in the 2020 Annual Report on pages 140-185. This resolution is advisory, and is required for Australian law purposes. Resolution 5 To re-elect Megan Clark AC as a director Resolution 6 To re-elect Hinda Gharbi as a director Resolution 7 To re-elect Simon Henry as a director Resolution 8 To re-elect Sam Laidlaw as a director Resolution 9 To re-elect Simon McKeon AO as a director Resolution 10 To re-elect Jennifer Nason as a director Resolution 11 To re-elect Jakob Stausholm as a director Resolution 12 To re-elect Simon Thompson as a director Resolution 13 To re-elect Ngaire Woods CBE as a director Resolution 14 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2022 annual general meetings. Resolution 15 Remuneration of auditors To authorise the Audit Committee to determine the auditors’ remuneration. Resolution 16 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2022 (or, if earlier, at the close of business on 8 July 2022). Resolution 17 Renewal of and amendment to the Rio Tinto Global Employee Share Plan To consider, and, if thought fit, pass the following resolution: That: (a) the rules of the Rio Tinto Global Employee Share Plan (myShare), in the form described in the explanatory notes which accompany this notice, and a copy of which is produced to the annual general meeting (and is for the purpose of identification marked ‘A’ and initialled by the Chairman), be approved, and the directors be authorised to do all things necessary to operate myShare, including making such modifications as the directors consider appropriate to take account of any applicable regulatory requirements and best practice; and (b) the directors be authorised to establish and do all things necessary to operate such further plans for the benefit of employees in different jurisdictions based on myShare, subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation, provided that any ordinary shares of the company made available under such further plans are treated as counting against any limits on individual or overall participation in myShare. 3Notice of annual general meeting 2021 | riotinto.com Notice of annual general meeting Notice of annual general meeting

Resolution 18 Renewal of off-market and on-market share buy-back authorities To pass the following resolution as a special resolution: That approval is hereby given to buy-backs by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in the period following this approval until (and including) the date of the Rio Tinto Limited 2022 annual general meeting or 5 May 2022 (whichever is the later) or, if earlier, the date on which shareholders next give approval to buy-backs by Rio Tinto Limited of fully paid Ordinary Shares: (a) under one or more off-market buy-back tender schemes in accordance with the terms described in the explanatory notes that accompany this notice (the Buy-Back Tenders); and/or (b) pursuant to on-market buy-backs by Rio Tinto Limited in accordance with the Listing Rules of the Australian Securities Exchange, but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution, whether under any Buy-Back Tenders or pursuant to any on-market buy-backs, does not in that period exceed 55.6 million Ordinary Shares. Note: In accordance with Rio Tinto’s Dual Listed Companies (DLC) structure, as Joint Decision Matters, resolutions 1 to 17 (inclusive) will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolution 18 will be voted on by Rio Tinto Limited shareholders only. Resolutions 1 to 17 will be proposed as ordinary resolutions and resolution 18 will be proposed as a special resolution. By order of the Board Tim Paine Steve Allen Joint Company Secretary Joint Company Secretary Level 7, 360 Collins Street Melbourne Victoria 3000 8 March 2021 4 Notice of annual general meeting 2021 | riotinto.com Notice of annual general meeting

Shareholders entitled to vote For the purposes of the Corporations Act 2001 (the Corporations Act), Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 7:00pm (AEST) on Tuesday, 4 May 2021 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time. Voting exclusions Resolutions 2, 3 and 4 Rio Tinto will disregard any votes cast on resolutions 2, 3 and 4: – by or on behalf of a member of key management personnel (KMP) (as defined in the Corporations Act), named in the Remuneration Report for the year ended 31 December 2020 or their closely related parties, regardless of the capacity in which the vote is cast; or – as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on resolutions 2, 3 and 4: – in accordance with a direction in the proxy form; or – by the chairman of the meeting pursuant to an express authorisation to exercise the proxy. Resolution 17 Rio Tinto will disregard any votes cast on resolution 17 as a proxy by a person who is a member of KMP at the date of the meeting, or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on resolution 17: – in accordance with a direction in the proxy form; or – by the chairman of the meeting pursuant to an express authorisation to exercise the proxy. Voting by proxy A shareholder entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a shareholder of Rio Tinto Limited. If a shareholder appoints two proxies, the shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half the shareholder’s votes Fractions of votes will be disregarded. The proxy form contains instructions for appointing two proxies. If a shareholder wishes to indicate how their proxy should vote, mark the appropriate boxes on the proxy form. If the proxy’s appointment directs the proxy how to vote on a resolution and the proxy decides to vote as proxy on that resolution, the proxy must vote the way specified (subject to the other provisions of this notice, including the voting exclusions noted above). If proxy is not directed, then the proxy may vote or abstain as he or she decides (subject to the other provisions of this notice, including the voting exclusions noted above). If an appointed proxy does not attend the meeting or a proxy form is returned which does not contain the name of the proxy, the chairman of the meeting will be taken to have been appointed as the proxy. If a proxy appointment specifies the way to vote on a resolution and the appointed proxy does not attend the meeting or attends the meeting, but does not vote on the resolution, a directed proxy will default to the chairman of the meeting who must vote the proxy as directed. The chairman of the meeting intends to exercise all available proxies in favour of the relevant resolution (subject to the other provisions of this notice, including the voting exclusions noted above). Chairman appointed as proxy for resolutions 2, 3, 4 or 17 If the chairman of the meeting is appointed, or taken to be appointed, as a proxy, and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form the shareholder will be expressly authorising the chairman to vote as the chairman sees fit, even though the resolutions 2, 3, 4 and 17 are connected directly or indirectly with the remuneration of a member of KMP. KMP appointed as proxy for resolutions 2, 3 or 4 Shareholders are encouraged to direct their proxy how to vote on each resolution. Due to the voting exclusions applying under Australian law that are described in more detail above, if a shareholder appoints a member of KMP or a closely related party as proxy, the proxy will not be able to vote on resolutions 2, 3 or 4 (approval of the Remuneration Report) unless the shareholder directs them how to vote on that resolution, or the chairman of the meeting is your proxy. Proxy lodgement Shareholders can lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you complete the instructions on the website by 1:00pm (AWST) on Tuesday, 4 May 2021. If using the proxy form mailed to you, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 39473 2555 (outside Australia), by 1:00pm (AWST) on Tuesday, 4 May 2021. For intermediary online subscribers only (custodians), please visit www.intermediaryonline.com to submit your proxy. Voting arrangements under the dual listed companies structure The voting arrangements for shareholders under the Group’s DLC structure are explained in the Shareholder information section in the 2020 Annual Report. 5Notice of annual general meeting 2021 | riotinto.com Further information about the meeting Further information about the meeting

Discussion and asking questions Shareholders eligible to vote at this meeting may submit written questions to the auditors, KPMG, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2020. Shareholders may also pre-submit written questions to the Company. All written questions must be received by no later than 5:00pm (AEST) on Thursday, 29 April 2021. Written questions can be submitted online at www.investorvote.com.au or sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 39473 2555 (outside Australia). Webcast and photography The annual general meeting will be webcast live and can be accessed at www.riotinto.com/invest/shareholder-information/annual-general-meetings. The live webcast may include the question and answer sessions with shareholders as well as background footage of those in attendance. Photographs may also be taken at the meeting and published in the media or used in future Rio Tinto publications. If you attend the annual general meeting in person you may be included in the webcast recording and photographs. Online participation Shareholders who are unable to attend in person can participate in the meeting, ask questions and vote in real time online. Participation arrangements are set out below and further details will be made available at www.riotinto.com/invest/shareholder-information/ annual-general-meetings. Shareholders can access the live webcast, ask questions and cast live votes during the meeting, once they have registered their attendance on the Lumi platform. To register, visit https://web.lumiagm.com on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox. Please ensure your browser is compatible. Meeting ID for the annual general meeting is: 343-175-291 Your username is your Shareholder Reference Number (SRN) or Holder Identification Number (HIN). Your password is your postcode registered on your holding if you are an Australian shareholder. Overseas shareholders should refer to the online user guide. Online registration will open at 12:00pm (AWST), on Thursday, 6 May 2021 (one hour before the meeting). For the best shareholder experience, Rio Tinto recommends using a computer to access the Lumi website. Appointed proxies: To receive your username and password to participate in the meeting, please contact Computershare Investor Services on +61 3 9415 4024 (in the hour prior to the meeting starting) to obtain your unique username and password. Guests can access the live meeting webcast. To register as a guest please refer to the instructions at www.riotinto.com/invest/shareholder- information/annual-general-meetings. Further details on accessing Lumi and joining the meeting, asking questions and voting, including the online user guide, will be made available prior to the meeting at www.riotinto.com/invest/shareholder- information/annual-general-meetings. Alternate arrangements In the lead up to the annual general meeting, Rio Tinto will be closely monitoring the COVID-19 situation in Australia. If it becomes necessary or appropriate to make alternative or supplementary arrangements to hold the meeting, shareholders will be given as much notice as possible. Information relating to alternate arrangements will be communicated to shareholders by way of announcement to ASX and published at www.riotinto.com/invest/shareholder-information/annual-general-meetings. Documents available for inspection A copy of the proposed rules of the Rio Tinto Limited Global Employee Share Plan may be inspected at Rio Tinto Limited’s registered office during normal business hours on any business day from the date of this notice of meeting until the close of Rio Tinto Limited’s annual general meeting on Thursday, 6 May 2021, and also at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia for at least 15 minutes prior to and during Rio Tinto Limited’s annual general meeting and will also be available on the Rio Tinto website. Computer: enter the following URL in your browser: https://web.lumiagm.com OR Mobile Device: enter the following URL in your browser: https://web.lumiagm.com 6 Notice of annual general meeting 2021 | riotinto.com Further information about the meeting

Resolution 1 Receipt of the 2020 Annual Report The directors are required by company law to present the 2020 Annual Report comprising the 2020 financial statements, the strategic report, the Directors’ Report and the Auditors’ Report to the annual general meeting. These can be accessed on the Rio Tinto website: www.riotinto.com/invest/ reports/annual-report. Resolution 2 Approval of the Remuneration Policy The current Remuneration Policy was put to, and approved by, shareholders of both Rio Tinto Limited and Rio Tinto plc at the 2018 annual general meetings but expires at the conclusion of the 2021 annual general meetings. The proposed Remuneration Policy (the Policy) is provided on pages 152-158 of the 2020 Annual Report. It sets out the Group’s policy on remuneration and potential payments to directors going forward. In accordance with UK law, the Policy must be approved by a binding shareholder vote (by means of a separate resolution) at least once every three years. Approving the Policy is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Once the Policy is approved, the Group will not be able to make a payment to a current director that is outside the terms of the Policy, unless an amendment to the Policy has been approved by the shareholders. The resolution is binding on Rio Tinto. If it is passed, the Policy will take effect immediately. If the resolution is not passed, Rio Tinto would seek shareholder approval for a revised policy at or before the 2022 annual general meetings and in the meantime the current policy would continue in effect. A remuneration policy will be put to shareholders again no later than 2024 annual general meeting. Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2020, comprising the Annual Statement by the Remuneration Committee Chairman and the Implementation Report, is set out on pages 140-143 and 159-185 of the 2020 Annual Report. The Implementation Report describes the remuneration arrangements in place for each executive director, other members of the Executive Committee and the non-executive directors (including the Chairman) during 2020. The Annual Statement from the Remuneration Committee Chairman provides context to the 2020 remuneration outcomes, together with information to help shareholders understand what the executives were paid in relation to the financial year of 2020. This vote is advisory and is required for UK law purposes. Resolution 4 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2020 consists of the Annual Statement by the Remuneration Committee Chairman, the Remuneration at a Glance, the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 140-185 of the 2020 Annual Report. This vote is advisory and is required for Australian law purposes. Resolutions 5–13 Re-election of directors The Board has adopted a policy, whereby all directors are required to seek re-election by shareholders on an annual basis. All of the directors seeking re-election have been subject to a formal performance evaluation, as described in the Governance report in the 2020 Annual Report. Based on that evaluation, it is considered that each director continues to be effective and their contribution supports the long-term sustainable success of Rio Tinto. Each director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each director, which can be found below and on pages 116-117 of the 2020 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on directors’ independence and is satisfied that each non-executive director standing for re-election at the meeting is independent in accordance with this framework. Biographical details in support of each director’s re-election are provided below. In addition, the committees on which each of the non-executive directors serve are shown on pages 116-117 of the 2020 Annual Report. Megan Clark AC Independent non-executive director, BSc, PhD. Age 62. Appointed November 2014. Chairman of the Sustainability Committee. Skills and experience: Megan combines experience in the mining and metals industry with leadership in science, research and technology, and brings valuable insights on sustainable development and innovation to the Board. She was Head of the Australian Space Agency from 2018 to 2020 and Chief Executive of the Commonwealth Scientific and Industrial Research Organisation (CSIRO) from 2009 to 2014. Following mining and exploration roles with Western Mining Corporation, Megan was a director at N M Rothschild and Sons (Australia), and a Vice President Technology at BHP. Megan received the Australian Academy of Science Medal in 2019. Current external appointments: Non-executive director of CSL Limited since 2016, Chair of the Advisory Board of the Australian Space Agency since January 2021. Megan is recommended for re-election. Hinda Gharbi Independent non-executive director, BSc, MSc. Age 50. Appointed March 2020. Skills and experience: Hinda is Executive Vice President of Services & Equipment at Schlumberger Limited and has some 25 years’ experience at Schlumberger, working in various field engineering, functional and line management positions, including health and safety, human resources, technology development and operations across France, Malaysia, Nigeria, Thailand, the United Kingdom and the United States. Current external appointments: None Hinda is recommended for re-election. 7Notice of annual general meeting 2021 | riotinto.com Explanatory notes to the resolutions Explanatory notes to the resolutions

Explanatory notes to the resolutions Simon Henry Independent non-executive director, MA, FCMA. Age 59. Appointed April 2017. Chairman of the Audit Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where his roles included Chief Financial Officer from 2009 to 2017. Current external appointments: Independent director of PetroChina Company Limited since June 2017. Member of the UK Defence Board. Nominated as Senior Independent Director of Harbour Energy plc from Spring 2021. Member of the Advisory Board of the Centre for European Reform and the Advisory Panel of CIMA. Simon is recommended for re-election. Sam Laidlaw Independent non-executive director, MA, MBA. Age 65. Appointed February 2017, Senior Independent Director in May 2019. Chairman of the Remuneration Committee. Skills and experience: Sam has more than 30 years’ experience of long-cycle, capital-intensive industries in which safety, the low-carbon transition and stakeholder management are critical. Previous roles include: president and chief operating officer, Amerada Hess Corporation; CEO, Enterprise Oil plc; executive vice president, Chevron Corporation; CEO, Centrica plc; and membership of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chairman of Neptune Energy Group Holdings Ltd. Chairman, National Centre of Universities & Business. Board member, Oxford Saïd Business School. Advisory Board member, The Smith School of Enterprise and Environment. Sam is recommended for re-election Simon McKeon AO Independent non-executive director, BCom, LLB, FAICD. Age 65. Appointed January 2019, Senior Independent Director, Rio Tinto Limited in September 2020. Skills and experience: Simon brings insights into sectors including financial services, the law, government and charities. He practised as a solicitor before serving at Macquarie Group for 30 years, including as executive chairman of its business in Victoria, Australia. Simon served as chairman of AMP Limited, MYOB Limited and the Commonwealth Scientific and Industrial Research Organisation, (CSIRO). He was the first president of the Australian Takeovers Panel. Current external appointments: Chancellor of Monash University. Chairman of the Australian Industry Energy Transitions Initiative Steering Group. Non-executive director of National Australia Bank Limited since February 2020. Simon is recommended for re-election. Jennifer Nason Independent non-executive director, BA, BCom (Hons) (Melbourne). Age 60. Appointed March 2020. Skills and experience: Jennifer has over 30 years’ experience in corporate finance and capital markets. For the past 17 years, she has led the Technology, Media and Telecommunications global client practice at JP Morgan, based in the USA. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia. Current external appointments: Board member of the American Australian Association. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 52. Appointed Chief Executive from January 2021; Chief Financial Officer in September 2018. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise and a strong focus on sustainability. He is committed to rebuilding trust with communities, Traditional Owners and stakeholders globally. As Chief Financial Officer, Jakob focused on maximising cash flow and allocating capital with discipline. He balanced investment in sustaining and high-value growth, to maintain a strong balance sheet and deliver superior shareholder returns in the short, medium and long term. Jakob has over 20 years’ experience in senior finance roles in Europe, Latin America and Asia, including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. Jakob spent six years with the Maersk Group, where his roles included group Chief Financial Officer and executive director of the Group’s integrated transport and logistics business. He was previously with Royal Dutch Shell plc, holding a range of finance positions, including chief internal auditor. Current external appointments: None. Jakob is recommended for re-election. Simon Thompson Chairman, MA, PhD. Age 61. Appointed April 2014; Chairman from March 2018. Skills and experience: Simon has significant global experience in mining and metals, finance, and corporate governance. Among a wide range of board appointments, Simon was an executive director of Anglo American plc, where he held the roles of Chairman and Chief Executive Officer of the Base Metals Division. He also served as chairman of Tarmac, and chairman of the Exploration Division. Earlier in his career he held various investment banking positions at S. G. Warburg and N M Rothschild. Simon chairs 3i plc and has chaired Tullow Oil plc. His experience as a non-executive director includes serving on the boards of AngloGold Ashanti Limited and Newmont Mining Corporation. Simon is also a Commissioner at the Energy Transitions Commission. Current external appointments: Chairman of 3i Group plc since 2015. Simon is recommended for re-election. Ngaire Woods CBE Independent non-executive director, BA/LLB (Auckland), D.Phil (Oxford). Age 58. Appointed September 2020. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund and the European Union. Current external appointments: Board member of the Mo Ibrahim Foundation, the Van Leer Foundation and the Schwarzman Education Foundation. Ngaire is recommended for re-election. 8 Notice of annual general meeting 2021 | riotinto.com

Explanatory notes to the resolutions Resolutions 14-15 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2022 annual general meetings. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each annual general meeting since the DLC structure was established in 1995. On recommendation of the Audit Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit Committee to determine the auditors’ remuneration. Resolution 16 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2020, contributions to Rio Tinto America PAC by 15 employees amounted to US$8,475.45, and Rio Tinto America PAC donated US$11,500 in political contributions in 2020. Accordingly, the directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on pages 88 and 189 in the 2020 Annual Report. Words and expressions used in resolution 16 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of resolution 16. Resolution 17 Renewal of and amendment to the Rio Tinto Global Employee Share Plan The Rio Tinto Limited Global Employee Share Plan (myShare) has been in place since 2012. myShare has been instrumental in promoting employee share ownership and engagement and is an important part of our employee value proposition (EVP). Participation in the plan globally stands at around 50%. All eligible employees are invited to participate on equal terms. The plan has a single, global framework, with local modifications made as necessary for regulatory, legal, securities or taxation reasons. Rio Tinto plc operates a similar version of the plan (plc myShare). As a result of a review of myShare and plc myShare, minor administrative changes have been made in line with current market practice. It should be noted that, if resolution 17 is passed, it will authorise the renewal of and proposed amendments to myShare and the plc myShare. All Ordinary Shares awarded under myShare are satisfied through on-market purchases of Ordinary Shares. While the company can opt to satisfy such awards through issue of Ordinary Shares, Ordinary Shares are not currently intended to be issued. Note that any Ordinary Shares issued to a person referred to in ASX Listing Rule 10.14 will require additional shareholder approval at the relevant time. It is not currently intended to issue Ordinary Shares under myShare to a person referred to in ASX Listing Rule 10.14. A summary of the plan is set out below. Introduction Under myShare, three types of shares may be acquired by eligible employees – free, investment and matching shares. The directors in overseeing myShare have power to decide which, if any, type of shares should be offered. Currently, investment and matching shares are offered under myShare. Eligibility All employees of Group companies designated by the directors as participating companies are eligible to join myShare. The directors may set such other eligibility criteria as they determine. All eligible employees are invited to participate. Investment shares myShare provides the opportunity for participants to purchase shares out of a salary up to a maximum contribution limit agreed by the directors, which is proposed to be increased to US$5,250 per year (or the local currency equivalent any date considered appropriate by the directors) representing a 5% increase on the current maximum which has remained unchanged since the approval of myShare in 2012. Participants can stop saving at any stage. The participants’ contributions may be used to acquire investment shares on a monthly basis, or the contributions may be accumulated for a period of up to 12 months before being used to acquire investment shares. Investment shares are acquired at market value at the time of acquisition. Investment shares can be withdrawn from myShare by participants at any time, but this may result in the forfeiture of any related matching shares (see below). If the participant leaves employment the investment shares will be removed from myShare. 9Notice of annual general meeting 2021 | riotinto.com

Matching shares myShare provides that, where participants acquire investment shares, they may be awarded additional shares by the company on a matching basis, up to a maximum of two matching shares for each investment share. However, the rules provide the directors with discretion to increase this matching basis. Currently one matching share is offered for each investment share acquired. An award of matching shares may take the form of a conditional right to shares or as an award of forfeitable shares. Matching shares must be held in myShare for a holding period, which is currently three years. If the participant withdraws their related investment shares during this period, the matching shares will be forfeited. An award of matching shares may be made on terms that it is forfeited if the participant leaves employment with the Group during the holding period. However, if a participant leaves employment during the holding period due to ill-health, injury, disability, retirement, the employing company or business being sold, redundancy, death or any other reason decided by the directors, the matching shares will be released to the participant. Free shares myShare provides for the award of free shares up to a maximum set by the directors. In the event that free shares are offered in the future, it is intended that any maximum for any year will be no more than 200% of the maximum contribution limit stated earlier. An award of free shares may take the form of a conditional right to shares or as an award of forfeitable shares. An award of free shares may be made on terms that it is forfeited if the participant leaves employment with the Group during a holding period which is expected to be three years. If a participant leaves the Group during the holding period due to ill-health, injury, disability, retirement, the employing company or business being sold, redundancy, death or any other reason decided by the directors, then the free shares will not be forfeited. Dividends and voting rights myShare provides that any dividends paid on the free, investment or matching shares may be re-invested in the purchase of additional shares. Alternatively, dividends are paid in cash. Where free and matching shares take the form of conditional awards, dividend equivalents may be paid to the participant (in cash or shares) at the end of the holding period. Participants may be offered the opportunity to direct myShare trustees on how to exercise the voting rights attached to any shares held on their behalf. Takeovers and corporate events Participants are offered the opportunity to direct myShare trustees on how to exercise the rights attached to their shares in relation to any corporate event. The trustees will not exercise these rights unless they receive the participant’s instruction. Where free and matching shares are awarded in the form of conditional awards, the awards will vest on a takeover and may vest or be adjusted, as appropriate, in the event of a corporate event such as a variation of the company’s share capital. Dilution limits Commitments to issue new shares may not, on any day, exceed 5% of the issued Ordinary Share capital of the company in issue immediately before that day when added to the total number of Ordinary Shares which have been allocated in the previous three years under myShare and any other employee share plan operated by the company. This limit does not include rights to shares which have lapsed or been surrendered. Amendment provisions Although the directors have the power to amend myShare in any way, the provisions relating to: – eligibility; – the limits on the number of shares which may be allocated or awarded under myShare; – individual’s contribution limits; – the basis for determining a participant’s entitlement to shares or cash under myShare; – any rights relating to the shares or the adjustment of awards in the event of a variation of capital; and – the amendment rule, cannot be altered to the advantage of participants without prior approval of shareholders (except for minor amendments to benefit the administration of myShare or to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in myShare or for the company or any other members of the Rio Tinto Group). The directors may also establish and operate further plans based on myShare but modified to accommodate overseas regulation or legislation. Shares made available under such further plans will be treated as counting against any limits in relation to participation in myShare. General Benefits under myShare are not pensionable. This summary should not be taken as affecting the interpretation of the rules of myShare. Consistent with Australian Securities and Investments Commission (ASIC) guidance in Regulatory Guide 76, the directors abstain from making a recommendation in relation to resolution 17 in accordance with good corporate governance practice and a potential conflict of interest (given any executive director’s eligibility to participate in myShare). The Chairman of the annual general meeting intends to vote available proxies in favour of this resolution. 10 Notice of annual general meeting 2021 | riotinto.com Explanatory notes to the resolutions

Explanatory notes to the resolutions Resolution 18 Renewal of off-market and on-market share buy-back authorities The Board is seeking shareholder approval to buy back Ordinary Shares during the period until the 2022 annual general meeting or 5 May 2022 inclusive (whichever is the later) under one or more Buy-Back Tenders or on market, but subject to the cap set out below. Such authority would expire if a new buy-back approval is given by shareholders, and in any event is in addition to Rio Tinto Limited’s ability to undertake buy-backs under the Corporations Act, where shareholder approval is not required. If any Buy-Back Tender proceeds, a booklet containing further details in relation to the Buy-Back Tender (Buy-Back Booklet), including an invitation to participate and the terms of the relevant Buy-Back Tender, would be sent to shareholders. The terms of any such Buy-Back Tender would not be substantially different from the terms set out in Appendix 1. Off-market buy-back tenders can provide an advantageous method of returning capital. The benefits of a Buy-Back Tender may include the following: – a Buy-Back Tender can improve earnings per share and return on equity for shareholders who remain holding Ordinary Shares; – participation is optional and shareholders have maximum flexibility to determine their participation to suit their own circumstances; – a Buy-Back Tender allows Rio Tinto Limited to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand; – a Buy-Back Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and – a Buy-Back Tender can provide an efficient means of returning capital to shareholders in Rio Tinto Limited and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital. Nonetheless, the Board may form the view that it is more appropriate for Rio Tinto Limited to buy back Ordinary Shares on market. On-market buy-backs allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any such on-market buy-backs would occur in accordance with the Listing Rules of the ASX from time to time. Currently the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on market must not be more than 5% above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX prior to the day on which shares are to be bought back. Should the Board decide to proceed with buy-backs authorised under this resolution, such buy-backs would only occur if the Board believes that they could be undertaken without prejudicing the Group’s ability to maintain its dividend policy. The Board does not consider that any such buy-backs would pose any significant disadvantage to shareholders. Size of any buy-backs The authority sought by this resolution permits Rio Tinto Limited to buy back Ordinary Shares up to a limit of 55.6 million Ordinary Shares. This number represents approximately 15% of the 371,216,214 Ordinary Shares on issue in the capital of Rio Tinto Limited as at 26 February 2021, being the latest practicable date for information to be included in this notice (the Latest Practicable Date). Subject to the above limit, the number of Ordinary Shares to be bought back (if any) will be determined by the directors. By way of example, if Ordinary Shares with a total value of A$1 billion are bought back under a Buy-Back Tender, and the buy-back price under that Buy-Back Tender is A$109.38 (this assumes, for illustrative purposes only, that the relevant market value of the time is A$127.19 and that the tender discount is set at 14%), the number of Ordinary Shares that would be bought back under the Buy-Back Tender would be approximately 9.14 million. Effect on Rio Tinto Limited Financial impact The consideration paid under any Buy-Back Tenders or on-market buy-backs undertaken pursuant to this resolution would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how any future buy-backs would be funded. The Board only intends to proceed with such buy-backs and fund them by debt if the funding required for any such buy-backs would be within the debt capacity of the Group and so would not be expected to have any adverse effect on existing operations or current investment plans. By way of illustration, the purchase of ordinary shares in the company with a total value of A$1 billion at exchange rates prevailing on 31 December 2020 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$760 million and, on the basis of the Group’s 2020 financial statements, would increase the ratio of net debt to total capital by 1.4 percentage points, from 1.3% to approximately 2.7%. If they proceed, the precise impact of any buy-backs would not be known until they are completed, as this would depend on the buy-back price paid, the number of Ordinary Shares repurchased and the timing of the repurchases. Effect on control While all eligible shareholders in Rio Tinto Limited would have an opportunity to participate in any Buy-Back Tender, the percentage of each shareholder’s interest which may be bought back under a Buy-Back Tender would depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate price set under the Buy-Back Tender, any required scale back and the number of Ordinary Shares bought back. The impact of each of these factors would not be known until after a Buy-Back Tender has closed. Similarly, under any on-market buy-back by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back. Given the maximum aggregate size of any buy-backs authorised under resolution 18, they would not be expected to have any change of control implications for Rio Tinto Limited or the Group. On its own, a Buy-Back Tender or an on-market buy-back by Rio Tinto Limited would reduce the number of Ordinary Shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, the buy-back of Rio Tinto plc ordinary shares would also reduce the number of Rio Tinto plc ordinary shares on issue. Given the limit on the size of the buy-backs permitted under the authorities being sought, the Board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Group or on the relative voting power of the shareholders in each of Rio Tinto Limited or Rio Tinto plc. 11Notice of annual general meeting 2021 | riotinto.com

Explanatory notes to the resolutions

Other information

Share price information

The closing price of Rio Tinto Limited's Ordinary Shares on the ASX on 26 February 2021 was A$127.19. The highest and lowest closing prices and the average closing prices for the Ordinary Shares on the ASX during each of the prior four months were as follows:

Month	Lowest closing price A$[a]	Highest closing price A$[a]	Average closing price A$[b]
February 2021 (to 26 February 2021)	$111.27	$130.00	$120.80
January 2021	$110.31	$125.66	$119.24
December 2020	$102.95	$118.60	$114.05
November 2020	$91.95	$104.28	$97.82

(a) Based on the closing prices of the company's ordinary shares on the ASX for each trading day over the relevant month.

(b) Calculated as the average of the closing prices of the company's ordinary shares on the ASX for each trading day over the relevant month.

Australian tax considerations

For Australian taxation purposes, a Buy-Back Tender would constitute an "off-market" buy-back. As such, the price paid to shareholders to buy back their Ordinary Shares would have two components for Australian tax purposes: a capital component and a deemed dividend component. The deemed dividend component is eligible to be treated as a franked dividend for tax purposes.

If the Board elects to proceed with a Buy-Back Tender, further details on these matters would be provided to shareholders in the relevant Buy-Back Booklet.

For Rio Tinto Limited, if the deemed dividend component were franked, the effect of a Buy-Back Tender would be to reduce its available franking credits.

If Rio Tinto Limited were to undertake an on-market buy-back, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buy-back may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

While Buy-Back Tenders and/or on-market buy-backs by Rio Tinto Limited may result in a reduction of available franking credits, the Board would only undertake such buy-backs where it believed that they would not prejudice Rio Tinto Limited's ability to fully frank its dividends for the reasonably foreseeable future.

Australian Securities and Investments Commission (ASIC)

Under the Corporations Act, a company is entitled to buy back shares under a selective buy-back (such as a Buy-Back Tender) provided that, among other things, the terms of the relevant buy-back agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person, or their associates, whose shares are proposed to be bought back. Given that it is not possible to determine at this time whose Ordinary Shares would be acquired under any Buy-Back Tenders, ASIC has granted relief to permit all shareholders in Rio Tinto Limited to vote on resolution 18.

Capital management programme

In 2020, Rio Tinto plc completed the remaining US$0.2 billion purchases of Rio Tinto plc shares relating to the US$3.2 billion programme announced on 20 September 2018, returning the post-tax proceeds of the coal assets to shareholders. The US$3.2 billion programme comprised: (i) the A$2.9 billion (US$2.1 billion) off-market share buy-back of Rio Tinto Limited shares, which completed on 12 November 2018; and (ii) the US$1.1 billion on-market buy-back of Rio Tinto plc shares, which completed on 26 February 2020.

As in previous years, and to facilitate the Group's ongoing capital management programme, Rio Tinto plc shareholder approval will be sought to renew the authority for Rio Tinto plc and Rio Tinto Limited (or any of its subsidiaries) to make on-market purchases of shares in Rio Tinto plc. This includes the authority to allow shares in Rio Tinto plc purchased by Rio Tinto Limited (or any of its subsidiaries) to be repurchased by Rio Tinto plc on the terms set out in an agreement approved by Rio Tinto plc's shareholders and for those shares to be cancelled. If Rio Tinto Limited (or any of its subsidiaries) were to purchase Rio Tinto plc shares on-market it would sell them to Rio Tinto plc for cancellation. From the perspective of the Group's cash and gearing, whether Rio Tinto plc shares are bought back directly by Rio Tinto plc, or bought by Rio Tinto Limited and sold to Rio Tinto plc, is not material, as these transactions are internal to the Group. If a nominal price were paid by Rio Tinto plc for any shares bought from Rio Tinto Limited, it would result in a reduction of Rio Tinto Limited's retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the directors would only proceed if they were confident, they could do so without prejudicing Rio Tinto Limited's ability to maintain its dividend policy and to continue to be in a position to fully frank its dividends for the foreseeable future.

No new Ordinary Shares in Rio Tinto Limited have been issued since July 2009. However, to retain additional flexibility in the conduct of its capital management initiatives, the Board may consider issuing new shares in connection with employee share and incentive plans.

12 Notice of annual general meeting 2021 | riotinto.com

Appendix 1 – Summary of terms of any Buy-Back Tenders Off-market tenders Any Buy-Back Tender would be conducted as an off-market buy-back tender. An off-market buy-back tender involves Rio Tinto Limited inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to Rio Tinto Limited on the terms to be set out in the relevant Buy-Back Booklet. If Rio Tinto Limited accepts the tender, then a buy-back agreement is formed on those terms. Participation in a Buy-Back Tender would be on a voluntary basis. Eligible shareholders would not have to sell their Ordinary Shares if they did not want to. Shareholders would also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period), subject to complying with specified notification procedures. The principal terms of any Buy-Back Tender would be substantially as follows below. Tender process overview Each shareholder eligible to participate in a Buy-Back Tender would be able to submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date, and must specify the nominated discount(s) (within the tender discount range to be specified in the relevant Buy-Back Booklet) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price would be the volume weighted average price of all trades of Ordinary Shares on ASX’s trading platform during the five trading days up to and including the closing date of the Tender Period, including the closing single price auction but excluding not “at-market” trades (eg special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Ordinary Shares, and any other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand) (VWAP). Details would be in the relevant Buy-Back Booklet. The specified tender range would be a range of discounts at 1% intervals. The largest discount is expected to be no less than 14%, but it could be greater, and the smallest discount would not be less than 5%, but it could be greater. Shareholders would be able to submit offers to sell different blocks of their shareholding for different discounts within the specified tender discount range, subject to the rule for shareholders with Small Shareholdings (described below). Alternatively, shareholders would be able to submit a “Final Price Tender”. A Final Price Tender is a tender in which the shareholder elects to receive the Buy-Back Price (described below) determined through the tender process. The tender form for a Buy-Back Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (Minimum Price), having first selected their tender discount. In that scenario, if the Buy-Back Price under a Buy-Back Tender is below the Minimum Price selected by the shareholder, that tender would not be accepted. After the close of the Tender Period, Rio Tinto Limited would determine the largest discount within the tender range (the Buy-Back Discount) which would enable Rio Tinto Limited to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders would receive the same price (the Buy-Back Price) for each Ordinary Share bought back from them. If the buy-back proceeds, Rio Tinto Limited would accept Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount or as a Final Price Tender subject to the scale back mechanism (as described below). After the close of the Tender Period, Rio Tinto Limited’s shareholders would be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buy-Back Discount and the Buy-Back Price. Shareholders with Small Shareholdings It is likely that any shareholder who has a Small Shareholding (ie a registered holding of a number of Ordinary Shares equal to or less than the number specified in the relevant Buy-Back Booklet) would be able to tender all but not some of their Ordinary Shares under a Buy-Back Tender and they would only be able to do so at only one of the specified discounts or as a Final Price Tender. Scale back mechanism If the total number of Ordinary Shares tendered at a discount, which is equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the number of Ordinary Shares Rio Tinto Limited wishes to buy back, then a scale back mechanism would be applied. The mechanism would most likely operate as follows. (a) Where the Buy-Back Discount is lower than the maximum discount in the tender discount range: (i) Tenders at a discount smaller than the Buy-Back Discount would be rejected; (ii) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected; (iii) Tenders at a discount greater than the Buy-Back Discount and Final Price Tenders would be accepted in full; (iv) A Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount; (v) Excluded Tenders (see below) would be accepted in full; and (vi) Ordinary Shares tendered at a discount equal to the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis. (b) Where the Buy-Back Discount is equal to the maximum discount in the tender discount range: (i) Tenders at a discount smaller than the Buy-Back Discount would be rejected; (ii) Tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected; (iii) A Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount or as a Final Price Tender; (iv) Excluded Tenders (see below) would be accepted in full; and (v) Ordinary Shares tendered at a discount equal to the Buy-Back Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis. If a scale back is applied, all fractions would be rounded down to the nearest Ordinary Share. Excluded Tenders An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buy-Back Discount or as Final Price Tenders and who would have a shareholding below a specified threshold as a result of a scale back. Priority Allocation In the event of a scale back, a Priority Allocation would apply as described above in respect of up to the number of Ordinary Shares as specified in the relevant Buy-Back Booklet to be the Priority Allocation that is successfully tendered by each shareholder. 13Notice of annual general meeting 2021 | riotinto.com Appendix 1 – Summary of terms of any Buy-Back Tenders

Effect of Buy-Back Tender on voting rights and dividend rights Shareholders would be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of Rio Tinto Limited that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to Rio Tinto Limited under a Buy-Back Tender. Shareholders would also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which Rio Tinto Limited enters into the buy-back agreements with shareholders under a Buy-Back Tender. Once a buy-back agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act the rights attaching to those Ordinary Shares would be suspended and immediately after the registration of the transfer of Ordinary Shares bought back by Rio Tinto Limited, the Ordinary Shares would be cancelled. Buy-Back Price The consideration for a buy-back of Ordinary Shares under a Buy-Back Tender would be a cash amount determined in accordance with the following formula: A = B x (1 – C) Where: – A is the Buy-Back Price (that is, the price per Ordinary Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buy-Back Tender). – B is the relevant VWAP (as discussed above). – C is the Buy-Back Discount. So, for example, if the relevant VWAP (i.e. B) is A$127.19, and the Buy-Back Discount (i.e. C) is 14%, the Buy-Back Price would be A$109.38 (i.e. A$127.19 (1 – 0.14)). Eligible Shareholders Rio Tinto Limited would invite all holders of Ordinary Shares (on its register on the record date used to determine entitlements to participate in a Buy-Back Tender) to make an offer to have Ordinary Shares bought back by Rio Tinto Limited under a Buy-Back Tender, save that the Board reserves the right not to extend the invitation to participate to shareholders resident outside Australia and New Zealand and, in any event, shareholders will not be able to participate to the extent that any laws prevent or restrict participation (e.g. Rio Tinto Limited may be prevented or restricted from paying any proceeds to particular shareholders). Further information would be set out in the relevant Buy-Back Booklet provided in respect of a Buy-Back Tender. 14 Notice of annual general meeting 2021 | riotinto.com Appendix 1 – Summary of terms of any Buy-Back Tenders

General information

General information


Wellington Street Bus Station
WELLINGTON ST
Perth Station
MURRAY ST
QUEEN ST
HAY ST
KING ST
Perth Underground
MOUNT ST
SPRING ST
MILL ST
ST GEORGES TCE
Elizabeth Quay
Busport
MOUNTS BAY RD
WILLIAM ST
HOWARD ST
RIVERSIDE DRIVE
Perth
Convention
and Exhibition
Centre
Elizabeth Quay
Train Station
BARRACK ST
MITCHELL FREEWAY
Elizabeth Quay
Ferry Terminal
SWAN RIVER
Barrack Street Jetty

Location

The address of the Perth Convention and Exhibition Centre (**PCEC**) is 21 Mounts Bay Road, Perth, Western Australia. The meeting will be held in the BelleVue Ballroom on Level 3.

PCEC is located in the heart of Perth, adjacent to the Swan River. The location provides quick and easy access to and from the PCEC by car, train, bus, taxi and on foot. For more information on PCEC please visit www.pcec.com.au.

Access to the PCEC via public transport is via the Elizabeth Quay Bus Station or from the Elizabeth Quay Train Station. For more information about public transport options to the PCEC, please visit www.transperth.wa.gov.au.

Security

Security measures will be in place to ensure your safety. Please note that bag searches will be in operation and any items deemed inappropriate will be removed and stored in the cloakroom until the end of the event.

Access our Annual Report at www.riotinto.com/invest/reports/annual-report

Investor centre

At Rio Tinto we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To sign up for e-communications visit www.investorcentre.com/rio

Investor Centre is a free, secure, self-service website, where shareholders can manage their holdings online. The website enables shareholders to:

- View share balances;
- Change address details;
- View payment and tax information; and
- Update payment instructions.

Shareholders who register their email address on Investor Centre can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the Annual Report, Notice of Meeting and other shareholder communications electronically.

Share registry

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services Pty Limited GPO Box 242, Melbourne, Victoria 3001, Australia

www.investorcentre.com/rio

Telephone: +61 (0) 3 9415 4030
Fax: 1800 783 447 (within Australia)
or +61 (0) 3 9473 2555
Australian residents only, toll free: 1800 813 292
New Zealand residents only, toll free: 0800 450 740

Notice of annual general meeting 2021 | riotinto.com 15